CONSENT OF QUALIFIED PERSON

Jay Melnyk, P.Eng.
Associate, AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC, Canada V6B 5W3
Tel: (604) 317-6170
Fax: (604) 664-3057

Re:  NovaGold Resources Inc. Press Release dated 28 July 2011, entitled "NovaGold Announces Prefeasibility Study Results for Galore Creek Project"

I, Jay Melnyk, P.Eng., consent to the public filing of Sections 15 and 16, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those Sections of the technical report titled "Galore Creek Project British Columbia NI 43-101 Technical Report on Pre-Feasibility Study" that has an effective date of 27 July 2011 (the "Technical Report").

I consent to extracts and a summary of the Technical Report in the NovaGold Resources Inc press release dated 27 July 2011, entitled "NovaGold Announces Prefeasibility Study Results for Galore Creek Project" and in the NovaGold Resources Inc press release dated 12 September 2011, entitled "NovaGold Files Galore Creek Prefeasibility Study Technical Report" (the "Press Releases").

I confirm that I read the Press Releasesand that they fairly and accurately represents the information in Sections 15 and 16, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those Sections of the Technical Report that supports the disclosure.

"Signed and sealed"
Jay Melnyk, P.Eng.

Dated: 12 September 2011

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com